SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 3)

_______________________

RAIT FINANCIAL TRUST

(Name of Issuer)

Common Shares of Beneficial Interest, $.03 par value per share

(Title of Class of Securities)

749227609

(CUSIP Number of Class

of Securities)

_______________________

Charles L. Frischer

4404 52nd Avenue NE

Seattle, WA 98105

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 6

CUSIP No. 749227609	13D	Page 2 of 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 192,033
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 192,033
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 192,033
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 749227609	13D	Page 3 of 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 38,001
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 38,001
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,001
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 749227609	13D	Page 4 of 6

This Amendment No. 3 to Schedule 13D amends certain information contained in the Schedule 13D filed by Charles Frischer on March 5, 2018, as amended by Amendment No. 1 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on April 5, 2018, and as further amended by Amendment No. 2 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on May 15, 2018 (the “13D”) with respect to the Common Stock, par value $0.03 per share (the “Shares”) of RAIT Financial Trust, a real estate investment trust (the “Issuer”). The principal executive offices of the Issuer are located at Two Logan Square, 100 N. 18th Street, 23rd Floor, Philadelphia, PA 19103. Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds of Other Consideration.

Item 3 shall be deleted in its entirety and replaced with the following:

The total amount of funds required to acquire the Shares acquired by Mr. Frischer was $3,053,529. Mr. Frischer used personal funds and funds in his IRA to acquire his Shares.

The total amount of funds required to acquire the Shares acquired by the Partnership was $100,494. The Partnership used its cash reserves to acquire its Shares.

Item 5. Interest of Securities of the Issuer.

Item 5 shall be deleted in its entirety and replaced with the following:

(a) and (b) Beneficial ownership

As of the date of this Amendment No. 3 to Schedule 13D, the Partnership directly owns 38,001 Shares representing less than 1% of the total outstanding Shares. As of the date of this Amendment No. 3 to Schedule 13D, Mr. Frischer directly or through his IRA owns 154,032 Shares and he is the sole general partner of the Partnership. Accordingly, Mr. Frischer indirectly beneficially owns 192,033 Shares representing approximately 10.4% of the outstanding Shares. The percentages set forth above and on the cover pages hereto represent percentages of the outstanding Shares based on a total of 1,850,655 Shares outstanding at August 13, 2018, which amount is derived from amount reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2018.

By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Shares owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares owned by the other Reporting Persons other than the Shares owned by the Partnership, which Mr. Frischer does not disclaim beneficial ownership.

Mr. Frischer has sole voting power and sole investment power with respect to 192,033 Shares.

CUSIP No. 749227609	13D	Page 5 of 6

(c)       Transactions during the past sixty days

Information with respect to the Reporting Person’s transactions effected during the past 60 days are set forth on Annex A hereto.

(d)       Right to receive dividends or proceeds

Not applicable.

(e)       Beneficial ownership of less than five percent

Not applicable.

Item 7. Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D

2.	Letter dated as of May 11, 2018 from Libby Frischer Family Partnership to RAIT Financial Trust and Ledgewood, P.C., incorporated by reference to the Exhibit 10.1 to the Issuer’s Form 8-K filed on May 11, 2018

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of September 12, 2018

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 749227609	13D	Page 6 of 6

ANNEX A

Schedule of Transactions in Common Shares of the Issuer

During the Past 60 Days

Libby Frischer Family Partnership

Date of Transaction	Quantity Purchased	Price per Share

8/29/2018	2,000	2.80
8/30/2018	2,078	2.65
8/31/2018	23,976	2.65
9/4/2018	6,967	2.65
9/6/2018	106	2.60
9/7/2018	230	2.60
9/10/2018	2,644	2.46

Charles Frischer

Date of Transaction	Quantity Purchased	Price per Share

8/15/2018	51	2.66
8/17/2018	2,399	2.94
8/20/2018	1,138	2.95
8/22/2018	2,815	2.92
8/23/2018	2,574	2.84
8/24/2018	650	2.85
8/27/2018	1,976	2.75